

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 1, 2008

Mr. Larry A. Hornbrook
Vice President and Chief Financial Officer
Aztec Oil & Gas, Inc.
One Riverway, Suite 1700
Houston, TX 77056

Re: **Aztec Oil & Gas, Inc.**
Form 10-KSB/A for the Fiscal Year Ended August 31, 2007
File No. 0-32015

Dear. Mr. Hornbrook:

We have completed our review of your filing and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief